Filed pursuant to Rule 433

Registration Statement No. 333-220694

January 12, 2021

This filing supersedes the prior filing and corrects the Fixed Price (per U.S. $1,000 Principal Amount) for the 4.375% Global Bonds due 2021. The correct price is $1,019.28 (not $1,109.28).

Republic of Colombia Announces New Bonds Offering and Tender Offer

January 12, 2021

BOGOTÁ, COLOMBIA ––

New Bonds Offering

The Republic of Colombia (“Colombia”) announced today the commencement of a global offering (the “New Bonds Offering”) of (i) additional global bonds to be denominated in U.S. dollars due 2031 (the “2031 Bonds”), to be fungible with and to form a single series with the outstanding U.S.$ 1,000,000,000 aggregate principal amount of Colombia’s global bonds due 2031 that were previously issued on June 4, 2020, and (ii) new global bonds to be denominated in U.S. dollars due 2061 (the “2061 Bonds” and together with the 2031 Bonds, the “New Bonds”). The New Bonds offered may include 2031 Bonds that may be issued and sold to certain tendering holders in the Tender Offer (as described below). Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC will serve as Joint Book-Running Managers for the New Bonds Offering.

The New Bonds Offering is being made only by means of a preliminary prospectus supplement and an accompanying base prospectus. Copies of the preliminary prospectus supplement and the related prospectus for the New Bonds Offering may be obtained by contacting any of the following: Credit Suisse Securities (USA) LLC, by calling +1-800-820-1653 (U.S. toll free); Deutsche Bank Securities Inc., by calling +1-800-503-4611 (U.S. toll free); or J.P. Morgan Securities LLC, by calling +1-866-846-2874 (U.S. toll free).

Application will be made to have the New Bonds listed on the Luxembourg Stock Exchange and admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Tender Offer

Colombia also announced today that it has commenced an offer to purchase for cash (the “Tender Offer”) its outstanding 4.375% Global Bonds due 2021 (the “2021 Bonds”), 4.000% Global Bonds due 2024 (the “2024 Bonds”), 4.500% Global Bonds due 2026 (the “2026 Bonds”), and 3.875% Global Bonds due 2027 (the “2027 Bonds”), as each such series is described further in the table below (the 2021 Bonds, 2024 Bonds, 2026 Bonds and 2027 Bonds, collectively, the “Old Bonds”) in an aggregate principal amount that will not result in an aggregate Purchase Price that exceeds an amount determined by Colombia in its sole discretion (the “Maximum Purchase Amount”). The Tender Offer is made on the terms and subject to the conditions contained in the Offer to Purchase, dated January 12, 2021 (the “Offer to Purchase”), including the pricing of the issue of the New Bonds in an amount and on terms and subject to conditions acceptable to Colombia, which is expected to occur today. All capitalized terms used but not defined under the heading “Tender Offer” in this communication have the respective meanings specified in the Offer to Purchase.

The tender period (the “Tender Period”) will commence at or around 8:00 a.m., New York time, on Tuesday, January 12, 2021, and, unless extended or earlier terminated by Colombia in its sole discretion, the Tender Period will expire for Simple Tenders at 12:30 p.m., New York City time, and, for Reinvestment Tenders, at 3:00 p.m., New York City time, on Tuesday, January 12, 2021.

Colombia expects to announce the Maximum Purchase Amount, the aggregate principal amount of Reinvestment Tenders and of Simple Tenders of the Old Bonds that have been accepted and whether any proration has occurred for any series of Old Bonds on Wednesday, January 13, 2021. The settlement of the Tender Offer is scheduled to occur on Wednesday, January 20, 2021 (the “Tender Offer Settlement Date”) but is subject to change without notice.

The Purchase Price to be paid for the Old Bonds that are tendered and accepted pursuant to the Tender Offer will be the fixed price identified for each series of Old Bonds set forth in the table below. Holders of the Old Bonds participating in the Tender Offer will also receive any accrued and unpaid interest on their Old Bonds up to (but excluding) the Tender Offer Settlement Date (“Accrued Interest”).

Old Bonds

Old Bonds	Outstanding Principal Amount as of January 12, 2021		ISIN	CUSIP	Common Code	Fixed Price (per U.S. $1,000 Principal Amount)
4.375% Global Bonds due 2021	U.S. $	1,485,568,000	US195325BN40	195325BN4	064828711	$1,019.28
4.000% Global Bonds due 2024	U.S. $	2,100,000,000	US195325BQ70	195325BQ7	097464391	$1,081.50
4.500% Global Bonds due 2026	U.S. $	1,500,000,000	US195325CX13	195325CX1	129873515	$1,127.50
3.875% Global Bonds due 2027	U.S. $	2,400,000,000	US195325DL65	195325DL6	155578378	$1,109.00

During the Tender Period, a holder of Old Bonds may place orders to tender Old Bonds (“Tender Orders”) only through any of the Dealer Managers. If a holder does not have an account with a Dealer Manager and desires to tender its Old Bonds, it may do so through a broker, dealer, commercial bank, trust company, other financial institution or other custodian, in each case that has an account with a Dealer Manager. Holders will NOT be able to submit tenders through Euroclear Bank SA/NV, Clearstream Banking, S.A. or the Depository Trust Company (“DTC”) system. J.P. Morgan Securities LLC, as the billing and delivering bank for the Tender Offer (in such capacity, the “Billing and Delivering Bank”), will consolidate all Tender Orders and accept Old Bonds for purchase pursuant to the terms and conditions in the Offer to Purchase on behalf of Colombia, subject to proration at Colombia’s sole discretion and other terms and conditions as described in the Offer to Purchase, on Tuesday, January 12, 2021 or as soon as possible thereafter. Failure to deliver Old Bonds on time may result, in Colombia’s sole discretion, in any of the following: (i) the cancellation of a holder’s tender and the holder becoming liable for any damages resulting from that failure, and/or (ii) the delivery of a buy-in notice for the purchase of such Old Bonds, executed in accordance with customary brokerage practices for corporate fixed income securities, and/or (iii) in the case of Reinvestment Tenders, the cancellation of a holder’s tender and the holder remaining obligated to purchase its allocation of 2031 Bonds in respect of its related Indication of Interest.

Tender Orders for any series of Old Bonds may be subject to proration at Colombia’s sole discretion. To the extent proration occurs for any series of Old Bonds, the Billing and Delivering Bank will accept Old Bonds with appropriate adjustments to avoid the purchase of Old Bonds in principal amounts other than Permitted Tender Amounts. Tender Orders for the 2021 Bonds will be accepted before Tender Orders for any other series of Old Bonds. After the consummation of the Offer and prior to the stated maturity of the 2021 Bonds, Colombia may seek to redeem, in accordance with their terms, some or all of the 2021 Bonds that remain outstanding.

Each holder submitting Tender Orders shall be deemed to represent to Colombia, the Dealer Managers and the Billing and Delivering Bank that such holder held, from the time of its submission of its Tender Order through the Expiration Time, at least the amount of Old Bonds that are being tendered.

All Old Bonds that are tendered pursuant to Tender Orders and are accepted by Colombia will be purchased on behalf of Colombia by the Billing and Delivering Bank directly or, if the tendering holder does not have an account with the Billing and Delivering Bank, through the Dealer Manager with which such holder placed a Tender Order, or through the broker, dealer, commercial bank, trust company, other financial institution, or other custodian that has an account with a Dealer Manager, with which such holder placed a Tender Order. There is no letter of transmittal for the Tender Offer. Old Bonds held through DTC must be delivered for settlement no later than 3:00 p.m., New York City time, on the Tender Offer Settlement Date. If a holder holds Old Bonds through Euroclear or Clearstream, the latest process it can use to deliver its Old Bonds is the overnight process, one day prior to the Settlement Date; holders may not use the optional daylight process. Holders will not have withdrawal rights with respect to any tenders of Old Bonds in the Tender Offer. Old Bonds accepted for purchase will be settled on a delivery versus payment basis in accordance with customary brokerage practices for corporate fixed income securities.

Colombia may, but is not required to, issue and sell 2031 Bonds to holders who validly tender their Old Bonds pursuant to the Tender Offer and place firm orders for 2031 Bonds during the Tender Period (as well as investors that are not participating in the Tender Offer). If Colombia determines to issue and sell New Bonds to such holders, the scheduled settlement date for the 2031 Bonds is expected to occur on Friday, January 22, 2021.

The Tender Offer is subject to Colombia’s right, at its sole discretion and subject to applicable law, to extend, terminate, withdraw, or amend the Tender Offer at any time. Colombia reserves the right, in its sole discretion, not to accept tenders for any reason.

The Offer to Purchase may be downloaded from the Information Agent’s website at www.dfking.com/colombia or obtained from the Information Agent, D.F. King & Co., Inc., at 1-877-896-3199 or from any of the Dealer Managers.

The Dealer Managers for the Tender Offer are:

Credit Suisse Securities (USA) LLC Attention: Liability Management Group Eleven Madison Avenue New York, NY 10010 Collect: 1-212-538-2147 Toll-Free: 1-800-820-1653	Deutsche Bank Securities Inc. Attention: Liability Management Group 60 Wall Street New York, NY 10005 Collect: 1-212-250-2955 Toll-Free: 1-866-627-0391	J.P. Morgan Securities LLC Attention: Latin America Debt Capital Markets 383 Madison Avenue New York, NY 10179 Collect: 1-212-834-7279 Toll-Free: 1-866-846-2874

The Billing and Delivering Bank for this Tender Offer is: J.P. Morgan Securities LLC.

Questions regarding the Tender Offer may be directed to the Dealer Managers at the above contact.

*         *        *

Colombia has filed a registration statement (including the prospectus) and the preliminary prospectus supplement with the SEC for the New Bonds Offering. Before you invest, you should read the prospectus in that registration statement and other documents Colombia has filed with the SEC for more complete information about Colombia and such New Bonds Offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov/. Alternatively, the Joint Book-Running Managers, the Dealer Managers or the Information Agent, as the case may be, will arrange to send you the prospectus supplement and the prospectus if you request it by calling any one of them at the numbers specified above.

Important Notice

The distribution of materials relating to the New Bonds Offering and the Tender Offer and the transactions contemplated by the New Bonds Offering and the Tender Offer may be restricted by law in certain jurisdictions. Each of the New Bonds Offering and the Tender Offer is void in all jurisdictions where it is prohibited. If materials relating to the New Bonds Offering or the Tender Offer come into a holder’s possession, the holder is required by Colombia to inform itself of and to observe all of these restrictions. The materials relating to the New Bonds Offering or the Tender Offer, including this communication, do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the New Bonds Offering or the Tender Offer be made by a licensed broker or dealer and a Dealer Manager or any affiliate of a Dealer Manager is a licensed broker or dealer in that jurisdiction, the New Bonds Offering or the Tender Offer, as the case may be, shall be deemed to be made by the Dealer Manager or such affiliate on behalf of Colombia in that jurisdiction. Owners who may lawfully participate in the Tender Offer in accordance with the terms thereof are referred to as “holders.”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of the New Bonds or the Tender Offer in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. The offering of the New Bonds and the Tender Offer will be made only by means of the preliminary prospectus and the accompanying prospectus supplement and prospectus and in Canada, under applicable exemptions from any prospectus or registration requirements.

The New Bonds may be sold and the Tender Offer is made in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations, and who are not individuals. Any resale of the New Bonds must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable Canadian securities laws.

The New Bonds and the Old Bonds will not be registered under Chilean Law No. 18,045, as amended, with the Comisión para el Mercado Financiero de Chile (Financial Market Commission of Chile or “CMF”) and, accordingly, the New Bonds and the Old Bonds cannot and will not be offered or sold to persons in Chile except in circumstances which have not resulted and will not result in a public offering under Chilean law, and in compliance with Norma de Carácter General (Rule) No. 336, dated June 27, 2012, issued by the CMF.

The New Bonds may not be offered, sold or negotiated in Colombia, except in compliance with Part 4 of Decree 2555 of 2010. The Offer to Purchase and the New Bonds Offering do not constitute and may not be used for, or in connection with, a public offering as defined under Colombian law.

The New Bonds are not intended to be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of the following:

(a) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(b) a customer within the meaning of Directive 2016/97/EC (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II.

Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the New Bonds or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the New Bonds or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The Old Bonds and New Bonds may not be offered or sold and will not be offered or sold in Hong Kong by means of any document other than (a) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong) (the “CWUMPO”), or (b) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) (the “SFO”) and any rules made thereunder, or (c) in other circumstances which do not result in the document being a “prospectus” as defined in the CWUMPO.

No advertisement, invitation or document relating to the Old Bonds or New Bonds has been or will be issued, or has been or will be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Old Bonds or New Bonds which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

The Old Bonds and the New Bonds, and the Offer to Purchase and the New Bonds Offering prospectus supplement, and any other documents or materials related to such offers have not and will not be registered with the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa or “CONSOB”) pursuant to applicable Italian laws and regulations. The Offer to Purchase and the New Bond Offering are being carried out pursuant to the exemptions provided for, with respect to the Offer to Purchase, in Article 101 bis, paragraph 3 bis of Legislative Decree No. 58 of 24 February 1998, as amended (the “Consolidated Financial Act”) and Article 35 bis, paragraph 4, of CONSOB Regulation No. 11971 of 14 May 1999, as amended; and, with respect to the New Bonds Offering, in article 1, paragraph 4, letter c), of Regulation (EU) 2017/1129.

Holders or beneficial owners of the Old Bonds that are resident and/or located in Italy can tender the Old Bonds for purchase, and the New Bonds Offerings can be offered, sold and delivered, through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Regulation (EU) 2017/1129, the Consolidated Financial Act, the CONSOB Regulation No. 20307 of 15 February 2018, as amended, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with any other applicable laws and regulations or with any requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with the applicable laws and regulations concerning information duties vis à vis its clients in connection with the bonds or the relevant offering.

The New Bonds have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, the “Financial Instruments and Exchange Act”) and each manager has represented and agreed that it has not offered or sold, and will not offer or sell any New Bonds, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (as defined under Article 6, Paragraph 1, Item 5 of the Foreign Exchange and Foreign Trade Act of Japan (Act No. 228 of 1949, as amended)), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan.

Neither the Offer to Purchase, nor any other documents or materials relating to the Offer to Purchase have been approved by or will be submitted for the approval of, the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores; the “CNBV”) and, the New Bonds have not been and will not be registered with the Mexican National Securities Registry (Registro Nacional de Valores) maintained by the CNBV, and therefore the Old Bonds and New Bonds have not and may not be offered or sold publicly in Mexico. However, investors that qualify as institutional or qualified investors pursuant to the private placement exemption set forth in article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores), may be contacted in connection with, and may participate in the Offer to Purchase, and can be offered with or purchase New Bonds. The participation in the Offer to Purchase or the acquisition of New Bonds will be made under such investor’s own responsibility.

The Tender Offer is not intended for any person who is not qualified as an institutional investor, in accordance with provisions set forth in Resolution SMV No. 021-2013-SMV-01 issued by Superintendencia del Mercado de Valores (Superintendency of Capital Markets) of Peru, and as subsequently amended. No legal, financial, tax or any other kind of advice is hereby being provided.

The New Bond Offering prospectus supplement, and the Offer to Purchase have not been and will not be registered as a prospectus with the Monetary Authority of Singapore. The Offer to Purchase does not constitute an offering of securities in Singapore pursuant to the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”). The New Bonds will not be offered or sold or cause that such New Bonds to be made the subject of an invitation for subscription or purchase and will not offer or sell such New Bonds or cause such New Bonds to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such New Bonds, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018 of Singapore or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the New Bonds are subscribed or purchased in reliance on an exemption under Sections 274 or 275 of the SFA, the New Bonds shall not be sold within the period of six months from the date of the initial acquisition of the bonds, except to any of the following persons:

•	an institutional investor (as defined in Section 4A of the SFA);

•	a relevant person (as defined in Section 275(2) of the SFA); or

•	any person pursuant to an offer referred to in Section 275(1A) of the SFA,

unless expressly specified otherwise in Section 276(7) of the SFA or Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

Where the New Bonds are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the New Bonds pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor or to a relevant person as defined in Section 275(2) of the SFA, or (in the case of such corporation) where the transfer arises from an offer referred to in 276(3)(i)(B) of the SFA or (in the case of such trust) where the transfer arises from an offer referred to in Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

The prospectus supplement is not intended to constitute an offer or solicitation to purchase or invest in the New Bonds described therein in Switzerland, except as permitted by law. The New Bonds may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act („FinSA“) and will not be admitted to any trading venue (exchange or multilateral trading facility) in Switzerland.

Neither the prospectus supplement nor any other offering or marketing material relating to the New Bonds constitutes a prospectus as such term is understood pursuant to the FinSA, and neither the prospectus supplement nor any other offering or marketing material relating to the New Bonds may be publicly distributed or otherwise made publicly available in Switzerland.

Neither the communication of Offer to Purchase nor any other offer material relating to the Offer to Purchase has been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). The Offer to Purchase and the New Bond Offering prospectus supplement are only being distributed to and are only directed at (i) persons who are outside the United Kingdom; (ii) investment professionals falling within Article 19(5) of the FSMA (Financial Promotion) Order 2005, as amended (as so amended, the “Order”); (iii) high net worth entities falling within Articles 49(2)(a) to (d) of the Order; or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such other persons together being referred to as “relevant persons”). Any investment or investment activity to which the Offer to Purchase relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on the Offer to Purchase or any of its contents. The New Bonds will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the bonds will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus supplement or any of its contents.

The New Bonds are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA. Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the New Bonds or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the New Bonds or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

Contact information:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Toll Free: 1-877-896-3199

Email: colombia@dfking.com

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.